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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer signs contract for two C-390 Millennium
with an undisclosed customer

•	New order highlights the growing global interest in this next-generation aircraft.

São José dos Campos, Brazil, December 27, 2024 – Embraer (NYSE: ERJ; B3: EMBR3) signed today a contract with an undisclosed customer for the sale of two C-390 Millennium multi-mission aircraft. The contract also includes a comprehensive training and support package as well as the supply of spare parts.

The aircraft will be specially configured to meet customers’ requirements, which include tactical transport of troops and vehicles, humanitarian aid, disaster management and medical evacuation.

“We are honoured by the choice of this new customer for the C-390 Millennium. This aircraft is redefining the concepts of military transport aviation with an unbeatable combination of state-of-the-art technology, reliability, and low operational costs, with exceptional performance,” said Bosco da Costa Jr, President and CEO, Embraer Defense & Security.

The new customer is the tenth nation to select the C-390 after Brazil, Portugal, Hungary, South Korea, the Netherlands, Austria, the Czech Republic, Sweden and Slovakia. The C-390 represents the next generation of military airlift with multi-mission capability and interoperability built by design.

Since entering operation with the Brazilian Air Force in 2019, the Portuguese Air Force in 2023, and most recently with the Hungarian Air Force in 2024, the C-390 has proven its capacity, reliability, and performance. The current fleet of aircraft in operation has accumulated more than 15,500 flight hours, with a mission capability rate of 93% and mission completion rates above 99%, demonstrating exceptional productivity in the category.

The C-390 can carry more payload (26 tons) compared to other medium-sized military transport aircraft and flies faster (470 knots) and farther, being capable of performing a wide range of missions such as transporting and dropping cargo and troops, medical evacuation, search and rescue, firefighting, and humanitarian missions, operating on temporary or unpaved runways such as packed earth, soil, and gravel. The aircraft configured with air-to-air refueling equipment, with the designation KC-390, has already proven its aerial refueling capacity both as a tanker and as a receiver, in this case by receiving fuel from another KC-390 using pods installed under the wings.

Images:

https://embraer.bynder.com/share/BA06F42C-6D65-4E34-84A15F80F6E544D4/

About Embraer

Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers. The company also provides after-sales services & support through a worldwide network of wholly owned entities and authorized agents.

Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 150 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and is the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations